UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter(1) of 2026)	Previous Period (First quarter(2) of 2026)		Changes (%)		Year to Year Comparison (Second quarter(1) of 2025)	Changes (%)
Operating Revenue	Quarterly Results	43,591	43,923		(0.76)		43,388	0.47
	Year-to-date (“YTD”)(3) Results	87,514	N.A	*	N.A	*	87,925	(0.47)
Operating Income	Quarterly Results	5,660	5,376		5.29		3,383	67.34
	YTD(3) Results	11,036	N.A	*	N.A	*	9,056	21.86
Profit (Loss) from Continuing Operations Before Income Tax	Quarterly Results	5,720	4,656		22.86		2,404	137.94
	YTD(3) Results	10,376	N.A	*	N.A	*	7,483	38.66
Profit (Loss) for the Period	Quarterly Results	4,660	3,164		47.27		832	459.76
	YTD(3) Results	7,824	N.A	*	N.A	*	4,448	75.89
Attributable To: Controlling Interests	Quarterly Results	4,706	3,224		45.98		896	425.03
	YTD(3) Results	7,930	N.A	*	N.A	*	4,541	74.65

(1)	Refers to the three-month period from April 1 to June 30 of a given year.
(2)	Refers to the three-month period from January 1 to March 31 of a given year.
(3)	Refers to the three-month period from January 1 to June 30 of a given year.
*	Means “not applicable.”

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter(1) of 2026)	Previous Period (First quarter(2) of 2026)		Changes (%)		Year to Year Comparison (Second quarter(1) of 2025)	Changes (%)
Operating Revenue	Quarterly Results	31,170	31,058		0.36		31,351	(0.58)
	YTD(3) Results	62,228	N.A	*	N.A	*	63,026	(1.27)
Operating Income (Loss)	Quarterly Results	4,277	4,095		4.45		2,509	70.48
	YTD(3) Results	8,373	N.A	*	N.A	*	7,333	14.18
Profit (Loss) Before Income Tax	Quarterly Results	4,019	4,339		(7.37)		1,950	106.09
	YTD(3) Results	8,359	N.A	*	N.A	*	7,960	5.00
Profit (Loss) for the Period	Quarterly Results	3,106	3,327		(6.63)		369	742.19
	YTD(3) Results	6,433	N.A	*	N.A	*	5,115	25.78

(1)	Refers to the three-month period from April 1 to June 30 of a given year.
(2)	Refers to the three-month period from January 1 to March 31 of a given year.
(3)	Refers to the three-month period from January 1 to June 30 of a given year.
*	Means “not applicable.”

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	August 5, 2026 / 4:00 p.m. (Seoul time)

	Location	2026 2Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•

The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•

For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: August 5, 2026